Exhibit 99.1

Foresight Announces Second Quarter 2021 Financial Results

NESS ZIONA, Israel — August 20, 2021 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today reported financial results for the second quarter of 2021. Foresight ended the second quarter of 2021 with $52.3 million in cash, cash equivalent and short-term deposits.

The Company reported U.S. generally accepted accounting principles (GAAP) net loss of $3.2 million and non-GAAP net loss of $2.7 million for the second quarter of 2021, compared to GAAP net loss of $4.4 million and non-GAAP net loss of $3.2 million for the first quarter of 2021, reflecting a decrease of $1.2 million and $0.5 million, respectively, resulting primarily from financial income accrued during the second quarter of 2021.

“Foresight continues to achieve remarkable progress as it expands into new markets and geographic areas,” said Haim Siboni, Foresight’s Chief Executive Officer. “We believe that our prototype sale to a leading agriculture and construction machinery manufacturer demonstrates the potential of our QuadSight® vision system in the agricultural equipment market, while our coming proof of concept with the American subsidiary of a leading European passenger car manufacturer shows the continued appeal of our technology to the automotive industry.”

“The second quarter also saw important milestones for our wholly-owned subsidiary, Eye-Net Mobile, as well as our affiliate, Rail Vision Ltd. (“Rail Vision”). Eye-Net Mobile pilot projects expansion in Japan and Europe, and the announcements that Rail Vision has filed a draft prospectus for an initial public offering on the Tel Aviv Stock Exchange, reflect the ambitious goals and long-term growth anticipated by both companies.”

Second Quarter 2021 Financial Results

●	Research and development (R&D) expenses, net for the three months ended June 30, 2021 were $2,436,000, compared to $1,876,000 in the three months ended June 30, 2020. The increase is attributed mainly to an increase in payroll and related expenses and an increase in subcontracted services.

●	General and administrative (G&A) expenses for the three months ended June 30, 2021 were $812,000, compared to $634,000 in the three months ended June 30, 2020. The increase is attributed primarily to an increase in share-based compensation expenses to employees and service providers.

●	GAAP net loss for the three months ended June 30, 2021 was $3,163,000, or $0.01 per ordinary share, compared to a GAAP net loss of $3,331,000, or $0.02 per ordinary share, in the three months ended June 30, 2020. The decrease in the net loss is attributed mainly to the increase in financing income, net, offset mainly by an increase in payroll and related expenses.

●	Non-GAAP net loss for the three months ended June 30, 2021 was $2,661,000, or $0.01 per ordinary share, compared to a non-GAAP net loss of $3,136,000, or $0.02 per ordinary share, in the same quarter last year. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release.

Balance Sheet Highlights

●	Cash and cash equivalents and short-term deposits totaled $52.3 million as of June 30, 2021, compared to $43.9 million as of December 31, 2020.

●	GAAP shareholders’ equity totaled $55.3 million as of June 30, 2021, compared to $47 million as of December 31, 2020. The increase is attributed to the receipt of proceeds from the securities offerings completed during the first quarter of 2021 and option exercises, offset by the net loss for the same period.

Second Quarter Corporate Highlights:

●	Foresight Chosen for Joint POC Project by a Leading European Auto Manufacturer: Foresight was chosen by the American subsidiary of a leading European passenger car manufacturer to provide a proof-of-concept (POC) to test Foresight’s stereoscopic technology. Following successful completion of the project, the European passenger car manufacturer may consider integrating Foresight’s solutions into its vehicle safety applications.

●	Foresight Receives Prototype Order of QuadSight Vision System from Leading Agricultural Equipment Manufacturer: In June, Foresight announced the sale of a prototype of its QuadSight four-camera vision system to a leading global manufacturer of agricultural and construction equipment. The manufacturer will evaluate the QuadSight system for use in agricultural machinery, marking the Company’s first sale to the agricultural equipment market. Foresight’s advanced thermal stereoscopic capabilities are designed to offer added value to precision agriculture and automated navigation.

●	Rail Vision Files Draft Prospectus for Initial Public Offering: In May, Rail Vision, an affiliate of Foresight, filed a public draft prospectus for an initial public offering and registration for trade of its securities on the Tel Aviv Stock Exchange. Rail Vision intends to simultaneously test the prevailing conditions on the Israeli capital markets towards a potential public offering. The filing of a final prospectus is subject to a permit from the Israeli Securities Authority and the approval of the Tel Aviv Stock Exchange.

●	Eye-Net Mobile to Pursue Potential Nasdaq Listing: Foresight’s wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net Mobile”), announced in May that it intends to pursue a potential listing on the Nasdaq Stock Market. The strategic decision was made following a resolution of the board of directors of both Foresight and Eye-Net Mobile.

●	Eye-Net Partners with WebSIA for Exclusive Distribution in Brazil: In April, Foresight announced that its wholly owned subsidiary, Eye-Net Mobile, signed a distribution agreement with WebSIA Soluções Disruptivas, Inteligências Associadas, Tecnologia e Serviços Ltda. (“WebSIA”), a Brazilian distributor, developer and integrator focused on cutting-edge technologies. WebSIA will exclusively promote the Eye-Net Protect accident prevention solution and serve as Eye-Net’s distributor in the city of Sao Paulo, Brazil’s most densely populated and technologically advanced region.

●	Rail Vision Signs Agreement to Supply Prototype to Rio Tinto Railway Network: In May, Foresight’s affiliate Rail Vision announced an agreement to supply equipment, services and personnel to the Australian rail company Rio Tinto Railway Network. According to the agreement, Hitachi Rail STS, the project integrator, will supply Rio Tinto with a prototype of Rail Vision’s Collision Avoidance System to conduct demonstration and feasibility testing for a proof-of-concept project. Successful demonstrations may lead to Rail Vision outfitting Rio Tinto’s entire fleet of approximately 220 vehicles with its systems.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential of the Company’s QuadSight® vision system in the agricultural equipment market and the continued appeal of Foresight’s technology to the automotive industry, long-term growth anticipated by both Rail Vision and Eye-Net Mobile, that following the successful completion of the POC project, the European passenger car manufacturer may consider integrating Foresight’s solutions into its vehicle safety applications, that Rail Vision intends to test the prevailing conditions on the Israeli capital markets towards a potential public offering, that Eye-Net Mobile intends to pursue a potential listing on the Nasdaq Stock Market, that WebSIA will exclusively promote the Eye-Net Protect accident prevention solution and serve as Eye-Net’s distributor in the city of Sao Paulo, and that successful demonstrations of Rail Vision’s Collision Avoidance System may lead to Rail Vision outfitting Rio Tinto’s entire fleet. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of June 30, 2021	As of June 30, 2020	As of December 31, 2020
ASSETS

Current assets:
Cash and cash equivalents	$23,750	$10,312	$38,772
Restricted cash	133	-	-
Short term deposits	28,462	7,129	5,166
Marketable equity securities	11	14	42
Other receivables	524	311	401
Total current assets	52,880	17,766	44,381

Non-current assets:
ROU asset	1,916	1,172	1,104
Investment in affiliate company	-	5,385	-
Investment in equity securities	4,011	-	4,011
Fixed assets, net	408	509	427
	6,335	7,066	5,542

Total assets	$59,215	$24,832	$49,923

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$220	$94	$391
Operating lease liability	416	394	427
Other accounts payables	1,689	1,269	1,207
Total current liabilities	2,325	1,757	2,025

Non-current liabilities:
Operating lease liability	1,547	888	853
			-
Total liabilities	3,872	2,645	2,878

Shareholders’ equity:

Common stock of no par value;	-	-	-
Additional paid-in capital	127,492	78,960	111,739
Accumulated deficit	(72,293)	(56,773)	(64,768)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	55,199	22,187	46,971
Non-controlling interest	144	-	74
Total equity	55,343	22,187	47,045

Total liabilities and shareholders’ equity	$59,215	$24,832	$49,923

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Research and development expenses, net	(5,095)	(4,217)	(2,436)	(1,876)

Marketing and sales	(985)	(666)	(489)	(233)

General and administrative expenses	(2,018)	(1,294)	(812)	(634)

Operating loss	(8,098)	(6,177)	(3,737)	(2,743)

Equity in net loss of an affiliated company	-	(1,344)	-	(598)

Financing income, net	573	141	574	10

Net loss	(7,525)	(7,380)	(3,163)	(3,331)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020

Net cash used in operating activities
Loss for the Period	(7,525)	(7,380)	(3,163)	(3,331)

Adjustments to reconcile loss to net cash used in operating activities:	1,761	1,603	(808)	803

Net cash used in operating activities	(5,764)	(5,777)	(3,971)	(2,528)

Cash Flows from Investing Activities
Changes in short term deposits	(23,296)	(1,896)	(3,343)	(2,892)
Proceed from sales marketable securities	-	68	-	68
Purchase of fixed assets	(61)	(9)	(42)	(3)

Net cash used by investing activities	(23,357)	(1,837)	(3,385)	(2,827)

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	13,508	13,082	-	13,082
Proceeds from exercise of warrants	595	-	-	-
Proceeds from exercise of options	57	-	-	-

Net cash provided by financing activities	14,160	13,082	-	13,082

Effect of exchange rate changes on cash and cash equivalents	72	17	(126)	1

Increase (decrease) in cash and cash equivalents	(14,889)	5,485	(7,482)	7,728
Cash and cash equivalents at the beginning of the period	38,772	4,827	31,365	2,584

Cash and cash equivalents and Restricted cash at the end of the period	23,883	10,312	23,883	10,312

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile loss to net cash used in operating activities:	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Share-based payment	1,663	350	502	195
Depreciation	80	131	36	65
Equity in loss of an affiliated company	-	1,344	-	598
Revaluation of securities	31	(59)	4	(16)
exchange rate changes on cash and cash equivalents	(72)	(17)	126	(1)

Changes in assets and liabilities:
Decrease (increase) in other receivables	(123)	302	(52)	41
Increase (decrease) in trade payables	(171)	(404)	53	(71)
Change in operating lease liability	(122)	(17)	43	31
Increase (decrease) in other accounts payable	475	(27)	(1,520)	(39)

Adjustments to reconcile loss to net cash used in operating activities	1,761	1,603	(808)	803

Non-Cash activities	Six months ended		Three months ended
	June 30,		June 30,
	2021	2020	2021	2020
Accrued Issuance expenses	-	153	-	153

Supplemental cash flow information related to operating leases was as follows:
Cash payments for operating leases	219	221	111	110
New operating lease assets obtained in exchange for operating lease liabilities	972	64	-	33

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Six months ended June 30		Three months ended June 30,
	2021	2020	2021	2020
GAAP operating loss	(8,098)	(6,177)	(3,737)	(2,743)
Stock-based compensation in research and development	675	159	195	83
Stock-based compensation in sales and marketing	230	32	78	20
Stock-based compensation in general and administrative	758	159	229	92
Non-GAAP operating loss	(6,435)	(5,827)	(3,235)	(2,548)

GAAP net loss	(7,525)	(7,380)	(3,163)	(3,331)
Stock-based compensation expenses	1,663	350	502	195
Non-GAAP net loss	(5,862)	(7,030)	(2,661)	(3,136)